Exhibit 99.1

Press release

Successful capital increase for Biophytis
with €2.3 million raised

•	Success of the placement with professional investors, historical supporters of the Company, for an amount of €1.9M.

•	Strong participation of retail investors via the PrimaryBid platform with an offer allocated to €0.4M1.

•	Funds raised to finance the Marketing Authorisation Applications of Sarconeos (BIO101) for the treatment of severe forms of COVID-19.

Paris (France), Cambridge (Massachusetts, U.S.), May 11, 2023, 08:00 CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, is today announcing it has successfully completed its fundraising round for a total amount of €2.3M through capital increases with cancellation of the shareholders' preferential subscription rights to the benefit of professional investors up to €1.9M on the one hand, and to the benefit of individual investors via the PrimaryBid platform up to €0.4M on the other hand.

Stanislas Veillet, CEO of Biophytis stated: “On behalf of Biophytis team, I would like to warmly thank all of the professional investors, hitorical Company’s investors, for their support, and retail investors through PrimaryBid who participated in this fundraising. This transaction will allow us to file regulatory applications for Marketing Authorisation in Europe and the United States for Sarconeos (BIO101) in the treatment of severe forms of COVID-19”.

Reminder of the Transaction’s Key Features

This Transaction was put in place and carried out under the 2nd and 4th resolutions from the Company’s Combined General Shareholders’ Meeting on April 17 2023 (the « General Meeting ») at a price of €0.0222 euros per new share representing a 25% discount to the volume weighted average price of Biophytis shares over the last 5 trading days, from May 3 to 9 2023, equal to 0.0296 euros, and a 25.25% discount to the closing price on May 10 2023.

The Transaction, for a total amount of €2.3 million, including the issue premium, was carried out through the issuance, without preferential subscription rights, of 103,717,811 new ordinary shares, representing 32% of the Company's share capital prior to the Transaction, in the context of :

(i)	an issue of 85,154,952 new shares, for an amount of €1.9 million (including the issue premium) representing around 82% of the Transaction, to professional investors pursuant to the 4th resolution of the General Meeting (the "Reserved Offer"), and

(1) It is reminded that the Primary Bid could only represent a maximum of 20% of the amount of the Global Bid.

Press release

(ii)	an issue of 18,562,859 new shares, for an amount of €0.4 million (including the issue premium) representing around 18% of the Transaction, to the benefit of retail investors having subscribed via the PrimaryBid platform pursuant to the 2nd resolution of the General Meeting (the "PrimaryBid Offer").

The settlement-delivery of the new shares and their admission to Euronext Growth Paris under ISIN code FR0012816825 will take place on May 15 2023.

The newly issued shares will be assimilated to the existing shares and will accrue dividends immediately.

Following the Transaction, the Company's share capital will represent an amount of €4,267,650, split into 426,764,954 ordinary shares with a par value of €0.01, all of the same category.

Impact of the issue on the capital structure

	Before capital increase	After capital increase
	Number of shares	Number of shares
Management	13,450,231 4%	13,450,231 3%

Public	309,596,912 96%	309,596,912 73%

New institutional investors		85,154,952 20%

New retail investors		18,562,859 4%

TOTAL	323,047,143 100%	426,764,954 100%

Transaction partners

Investment services provide and bookrunner	Consulting

Legal advisory	Financial communication

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our lead molecule drug candidate, administered orally, has completed a Phase 2 clinical trial as a treatment for sarcopenia in the United States and Europe (SARA-INT) with positive results. Sarconeos has also obtained positive results from a Phase 2-3 clinical trial (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America and the United States. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD).

Press release

The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040).

For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2022 Annual Report on Form 20-F available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau CFO

Investors@biophytis.com

Media Contacts

Antoine Denry: antoine.denry@taddeo.fr  +33 6 18 07 83 27
Agathe Boggio: agathe.boggio@taddeo.fr  +33 7 62 77 69 42